[LETTERHEAD OF FOREMOST CLEAN ENERGY LTD.]
8-6-25 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Foremost Clean Energy Ltd. (the "Company") Registration Statement on Form F-3 File No. 333-289277

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM Eastern Time on August 7, 2025 or as soon thereafter as is practicable.

Very truly yours, FOREMOST CLEAN ENERGY LTD. By: /s/Jason Barnard Name: Jason Barnard Title: Chief Executive Officer